Shareholder Alert

Voluntary submission by John Chevedden, Redondo Beach, CA.

NetApp, Inc. shareholder since 2011

Vote Against Proposal 6

Proposal 6 asks shareholder to give management a pat on the back because management adopted a watered down version of a 2018 shareholder proposal on the right of 10% of shareholders to call a special meeting.

Proposal 6 failed to address this key text from the shareholder proposal that was submitted months before Proposal 6 was published:

“It is important that our company goes the extra mile and adopts an ownership threshold of 10% [for shareholders to call a special meeting]. Some companies have adopted an ownership threshold of 25% – which can mean that more than 50% of shareholders must be contacted during a short window of time to simply call a special meeting. Plus many shareholders, who are convinced that a special meeting should be called, can make a small technical error that will disqualify them from meeting the requirements to be part of the group calling for a special meeting. Plus we have no right to act by written consent.”

If shareholders vote for proposal 6 shareholders could be opening the door for management to repeat Proposal 6 again in 2019 if a shareholder submits a proposal to improve management’s watered-down special meeting rules.

A vote for Proposal 6 can pour cold water on shareholders having a future opportunity to improve the watered-down management-friendly special meeting rules.

Potentially anytime a shareholder asks for an improvement in a shareholder right – the company can simply simply sandbag the shareholder proposal by asking for a ratification of the status quo.

It is not in the interest of shareholders to give management such an easy way to sandbag shareholder proposals.

Vote Against Proposal 6

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

This is not a solicitation of authority to vote your proxy.  Please DO NOT send me your proxy card; the shareholder is not able to vote your proxies, nor does this communication contemplate such an event.

The shareholder asks all shareholders to vote against Proposal 6 by following the instructions provided in the management proxy mailing.